Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FIRST QUARTER RESULTS FOR 2014

Tel Aviv, Israel, May 30, 2014, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit"" or the "Company") announced today its results for the first quarter of 2014.

Three months ended March 31, 2014 compared to corresponding period in 2013

The Company’s profit for the three months period ended March 31, 2014 (“Q1 2014”) amounted to NIS 1,474 million. An amount of approximately NIS 1,609 million is attributable to non-cash financial gain resulting from the Company’s unsecured debt restructuring, as previously announced by the Company on February 24, 2014.

Consolidated revenues and gains for Q1 2014 amounted to NIS 109 million (US$ 31 million) compared to NIS 114 million in the corresponding period in 2013 (“Q1 2013”).

•	Revenues from hotels operation and management in Q1 2014 amounted to NIS 44 million (US$ 13 million) compared to NIS 47 million in Q1 2013.

•
Costs and expenses of hotels operation and management decreased in Q1 2014 to NIS 42 million (US$ 12 million) compared to NIS 45 million in Q1 2013. The decrease resulted from the decrease in the revenue as mentioned above.

•
Revenues from the sale of fashion retail increased in Q1 2014 to NIS 34 million (US$ 10 million) compared to NIS 29 million in Q1 2013. The increase is attributable to increase in revenue from same store and the opening of two new stores.

•	Cost of fashion retail increased in Q1 2014 to NIS 34 million (US$ 10 million) compared to NIS 30 million in Q1 2013. The increase resulted from the increase in revenue as mentioned above.

•
Rental income from commercial centers decreased in Q1 2014 to NIS 31 million (US$ 9 million) compared to NIS 37 million in Q1 2013. The decrease is mainly attributable to the decrease in income from the Fantasy Park operation.

•
Cost of commercial centers decreased in Q1 2014 to NIS 25 million (US$ 7 million) compared to NIS 30 million in Q1 2013. The decrease is mainly attributable the decrease in the Fantasy Park operations as mentioned above.

•
General and administrative expenses amounted to NIS 10 million (US$ 3 million) in Q1 2014 compared to NIS 15 million in Q1 2013. The decrease is mainly attributable to payroll expenses, share based compensation expenses and to expenses relating to the arrangement of the Company's unsecured financial debt.

•
Share in losses of associates, net amounted to NIS 6 million (US$ 2 million) in Q1 2014 compared to NIS 33 million in Q1 2013. The losses in Q1 2013 are mainly attributable to write-down in PC’s project in India in the total amount of NIS 23 million.

•
Financial gain from debt restructuring in the first quarter of 2014 amounted to approximately NIS 1,609 million (US$462 million). Such gain reflects the difference between the carrying amount of the Company's unsecured financial debts (notes and a bank loan) as of the closing of the restructuring and the fair value of the shares and notes issued by the Company based on their closing quoted price on the first day of trading.

•
Financial expenses, net increased in Q1 2014 to NIS 109 million (US$ 31 million) compared to net financial expenses of NIS 68 million in Q1 2013. The increase of NIS 41 million is mainly attributable to the following:

o
An increase in the amount of NIS 55 million (US$ 16 million) in non-cash expenses, as a result of changes in fair value of PC’s debentures which are measured at fair value through profit and loss; and.

o
An increase in interest expenses and CPI-linked borrowing expenses, net in the amount of NIS 9 million (US$ 3 million) mainly attributable to (i) an increase of NIS 16 million in the interest expenses related to the activity of PC’s commercial centers mainly due to suspension of capitalization of finance expenses to PC's qualified assets; and (ii) a decrease in the interest on the Company’s bank loan of NIS 7 million due to a refund received from the bank.

o
A decrease in the amount of NIS 13 million (US$ 4 million) in exchange rate losses mainly attributable to fluctuation in the exchange rate between the EURO and NIS with respect to PC’s debentures issued in NIS.

•
Other expenses , net in Q1 2014 amounted to NIS 11 million (US$ 3 million) compared to NIS 6 million in Q1 2013.The expenses in Q1 2014 are attributable to a loss from selling  of certain assets by PC during the first quarter.

•	Profit before tax expenses amounted to NIS 1,481 million (US$ 425 million) in Q1 2014 compared to a loss of NIS 114 million in Q1 2013.

•	Tax expenses amounted to NIS 7 million (US$ 2 million) in Q1 2014 compared to tax benefits of NIS 5 million in Q1 2013.

•	Profit from continuing operations amounted to NIS 1,474 million (US$ 423 million) in Q1 2014 compared to a loss of NIS 109 million in Q1 2013.

•
Profit from discontinued operations, net, amounted to NIS 0.6 million (US$ 0.2 million) in Q1 2014 compared to loss in the amount of NIS 4 million in Q1 2013. These amounts are attributed to the Company’s U.S investment properties operation which was sold during 2012.

•
Profit for Q1 2014 amounted to NIS 1,474 million (US$ 423 million) (out of which NIS 1,500 is attributed to the equity holders of the Company) compared to a loss of NIS 113 million in the corresponding period in 2013 (out of which NIS 99 million is attributed to the equity holders of the Company).

•
Shareholders' equity as of March 31, 2014 amounted to NIS 1,406 million ($ 403 million) (out of which Shareholders' equity in the amount of NIS 798 million ($ 229 million) is attributed to the controlling interest).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
ron@elbitimaging.com

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	March 31	December 31	March 31
	2 0 1 4	2 0 1 3	2 0 1 4
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	310,461	311,181	89,034
Short-term deposits and investments	82,295	82,157	23,600
Trade accounts receivables	35,255	38,498	10,110
Other receivables	39,581	47,330	11,351
Inventories	28,750	22,315	8,245
Trading property	200,648	192,867	57,542
	696,990	694,348	199,882

Non-Current Assets
Trading property	2,386,844	2,380,039	684,498
Deposits, loans and other long-term balances	43,496	47,782	12,474
Investments in associates	336,191	333,440	96,413
Property, plant and equipment	1,102,790	1,108,835	316,257
	3,869,321	3,870,096	1,109,642

	4,566,311	4,564,444	1,309,524

Current Liabilities
Short-term credits	1,699,315	4,464,373	487,329
Suppliers and service providers	44,277	43,680	12,698
Payables and other credit balances	152,126	(*) 283,831	43,627
	1,895,718	4,791,884	543,654

Non-Current liabilities
Borrowings	1,068,381	-	306,389
Other liabilities	102,734	(*) 96,059	29,462
Deferred taxes	93,530	85,131	26,822
	1,264,645	181,190	362,673

Shareholders' Equity (Deficiency)
Attributable to equity holders of the Company	798,453	(1,032,637)	228,980
Non-controlling Interests	607,495	624,007	174,217
	1,405,948	(408,630)	403,197

	4,566,311	4,564,444	1,309,524
(*) Reclassified

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Three months ended		Year ended	Three months ended
	March 31		December 31,	March 31
	2 0 1 4	2 0 1 3	2 0 1 3	2 0 1 4
				Convenience
				translation
	(in NIS thousands)			US$'000

Revenues and gains
Revenues
Revenues from sale of commercial centers	-	-	8,614	-
Revenues from hotel operation and management	44,430	47,668	202,791	12,742
Revenues from fashion merchandise and other	34,100	29,210	149,192	9,779

Total revenues	78,530	76,878	360,597	22,521

Gains and other
Rental income from Commercial centers	30,696	36,715	129,748	8,803
Total gains	30,696	36,715	129,748	8,803
Total revenues and gains	109,226	113,593	490,345	31,324

Expenses and losses
Commercial centers	24,709	30,041	124,737	7,086
Hotels operations and management	41,602	45,099	179,137	11,931
Cost of fashion merchandise and other	33,801	29,701	142,417	9,693
General and administrative expenses	9,560	15,352	60,643	2,742
Share in losses of associates, net	6,369	33,273	339,030	1,826
Financial gain from debt restructuring	(1,609,037)	-	-	(461,439)
Financial expenses (incomes), net	109,620	68,382	401,900	31,437
Write-down, charges and other expenses, net	11,465	5,915	841,462	3,288
	(1,371,911)	227,763	2,089,326	(393,436)

Profit (loss) before income taxes	1,481,137	(114,171)	(1,598,981)	424,760
Income tax expenses (tax benefit)	7,509	(5,205)	(31,937)	2,154
Profit (loss) from continuing operations	1,473,628	(108,965)	(1,567,044)	422,606
Profit (Loss) from discontinued operation, net	609	(4,211)	2,034	175
Profit (loss) for the period	1,474,237	(113,176)	(1,565,010)	422,781

Attributable to:
Equity holders of the Company	1,500,385	(99,277)	(1,155,645)	430,280
Non-controlling interest	(26,148)	(13,899)	(409,365)	(7,499)
	1,474,237	(113,176)	(1,565,010)	422,781

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Three months ended		Year ended	Three months ended
	March 31		December 31,	March 31
	2 0 1 4	2 0 1 3	2 0 1 3	2 0 1 4
				Convenience
				translation
	(in NIS thousands)			US$'000

Profit (loss) for the period	1,474,237	(113,176)	(1,565,010)	422,781

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	27,886	(122,679)	(267,861)	7,998
Gain (loss) from cash flow hedge	(93)	3,006	4,439	(27)
Gain from available for sale investments	3,194	3,895	3,545	916
	30,987	(115,778)	(259,877)	8,887
Items not to be reclassified to profit or loss in subsequent periods:
Adoption of the revaluation model -
Beginning of the year	-	-	-	-
Additions during the year	-	(9,342)	27,700	-
	-	(9,342)	27,700	-
Other Comprehensive income (loss)	30,987	(125,120)	(232,177)	8,887

Comprehensive income (loss)	1,505,225	(238,296)	(1,797,187)	431,668

Attributable to:
Equity holders of the Company	1,523,329	(181,602)	(1,328,500)	436,860
Non-controlling interest	(18,105)	(56,694)	(468,687)	(5,192)
	1,505,225	(238,296)	(1,797,187)	431,668

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non-Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance - January 1, 2013	38,059	864,811	(191,700)	190,690	49,835	(553,629)	59,085	457,151	(168,521)	288,630	1,100,478	1,389,108
Loss for the year	-	-	-	-	-	-	(1,155,645)	(1,155,645)	-	(1,155,645)	(409,365)	(1,565,010)
Other comprehensive income (loss)	-	-	7,985	11,593	-	(202,257)	9,740	(172,939)	-	(172,939)	(59,323)	(232,262)
Transaction with non-controlling interest	-	-	1,853	-	-	-	-	1,853	-	1,853	1,106	2,959
Reclassification of a derivative (option) following change in terms	-	-	-	-	-	-	-	-	-	-	(11,819)	(11,819)
Exercise of options by employees	10	1,673	-	-	(1,683)	-	-	-	-	-	-	-
Expiration of options held by minority	-	4,804	-	-	-	-	-	4,804	-	4,804	(4,804)	-
Stock-based compensation expenses	-	-	-	-	660	-	-	660	-	660	7,734	8,394

Balance - December 31, 2013	38,069	871,288	(181,862)	202,283	48,812	(755,886)	(1,086,820)	(864,116)	(168,521)	(1,032,637)	624,007	(408,630)

Profit (Loss) for the period	-	-	-	-		-	1,500,385	1,500,385	-	1,500,385	(26,148)	1,474,237
Other comprehensive income (loss)	-	-	3,124	(2,670)	-	19,822	2,670	22,946	-	22,946	8,041	30,987
Issuance of shares	-	305,828	-	-	-	-	-	305,828	-	305,828	-	305,828
Stock based compensation expenses	-	-	-	-	-	-	-	-	-	-	1,091	1,091
Cancellation of treasury stock		(168,521)						(168,521)	168,521	-	-	-
Transaction with non-controlling interest	-	-	1,931	-	-	-	-	1,931	-	1,931	504	2,435
Balance - March 31, 2014	38,069	1,008,595	(176,807)	199,613	48,812	(736,064)	416,235	798,453	-	798,453	607,495	1,405,948

(*)           includes transactions with non-controlling interest reserve and hedging reserve.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non-Controlling interest	Total shareholder's equity
	Convenience translation, U.S.$'000

Balance - December 31, 2013	10,917	249,868	(52,154)	58,011	13,998	(216,773)	(311,678)	(247,811)	(48,328)	(296,139)	178,952	(117,187)

Loss for the year	-	-	-	-	-	-	430,280	430,280	-	430,280	(7,498)	422,782
Other comprehensive income (loss)	-	-	896	(766)	-	5,685	766	6,581	-	6,581	2,306	8,887
Reclassification of a options following a change of terms	-	87,705	-	-	-	-	-	87,705	-	87,705	-	87,705
Transaction with non-controlling interest	-	-	-	-	-	-	-	-	-	-	313	313
Cancellation of treasury stock		(48,328)						(48,328)	48,328	-	-	-
Stock-based compensation expenses	-	-	553	-	-	-	-	553	-	553	144	697
Balance -March 31, 2014	10,917	289,245	(50,705)	57,245	13,998	(211,088)	119,368	228,980	-	228,980	174,217	403,197

(*)           includes transactions with non-controlling interest reserve and hedging reserve.